Exhibit 21.1

As of September 30, 2025, Journal Technologies, Inc., a Utah Corporation, was a wholly owned subsidiary of Daily Journal Corporation.

In addition, Journal Technologies (Canada) Inc, a British Columbia Corporation established on August 30, 2022, was also a wholly owned subsidiary of Daily Journal Corporation at September 30, 2025.